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03053218

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~~ANGE COMMISSION~~
~~).C. 20549~~

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SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2003
WASH. D.C. 188 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10863

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YYY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFTRING & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

588 MAIN STREET
(No. and Street)

WORCESTER	MA	01601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. OFTRING — 508-791-7111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

08-7-4

OATH OR AFFIRMATION

I, ROBERT J. OFTRING ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OFTRING & COMPANY, INC. , as of JUNE 30 , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

Commission expires: October 30, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OFTRING & COMPANY, INC.

FINANCIAL STATEMENTS

JUNE 30, 2003

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report

To the Board of Directors
Oftring & Company, Inc.

We have audited the accompanying statement of financial condition of Oftring & Company, Inc. as of June 30, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oftring & Company, Inc. at June 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Norwood, Massachusetts
August 8, 2003

OFTRING & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

ASSETS

Cash	$ 4,753
Receivable from broker-dealers and clearing organizations	264,209
Marketable securities	424
Prepaid expenses	9,214
Advances to representatives	8,032
Advance to officer	78,864
Furniture and equipment, at cost, less accumulated depreciation and amortization of $94,459	15,788
Deposits	2,100
	$ 383,384

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities:	
Commissions payable	$ 18,000
Accounts payable, accrued expenses, and other liabilities	32,960
Income taxes payable	8,600
Deferred income taxes payable	1,720
	61,280
Stockholder's equity:	
Common stock, no par value, authorized 7,500 shares; issued 100 shares	57,000
Additional paid-in capital	50,703
Retained earnings	222,401
Less common stock in treasury, at cost	(8,000)
Total stockholder's equity	322,104
	$ 383,384

The accompanying notes are an integral part of these financial statements.

OFTRING & COMPANY, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2003

Revenues:	
Commissions	$ 861,972
Investment gains (losses)	477,565
Interest and dividends	35,230
Other income	139,457
	1,514,224
Expenses:	
Employee compensation and benefits	294,772
Floor brokerage, exchange and clearance fees	877,450
Communications and data processing	54,679
Occupancy	45,000
Other expenses	236,974
	1,508,875
Income from operations	5,349
Provision for income taxes	7,650
Net loss	$ (2,301)

The accompanying notes are an integral part of these financial statements.

OFTRING & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock
Balance at July 1, 2002	$ 57,000	$ 50,703	$ 224,702	$ (8,000)
Net loss			(2,301)	
Balance at June 30, 2003	$ 57,000	$ 50,703	$ 222,401	$ (8,000)

The accompanying notes are an integral part of these financial statements.

OFTRING & COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2003

Cash flows used for operating activities:	
Net loss	$ (2,301)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	9,791
(Increase) decrease in operating assets:	
Receivable from broker-dealers and clearing organizations	10,318
Advances	(14,507)
Prepaid expenses	233
Increase (decrease) in operating liabilities:	
Payable to broker-dealers and clearing organizations	(1,200)
Income taxes payable	1,916
Commissions payable	(2,000)
Accounts payable, accrued expenses and other liabilities	(6,071)
Net cash used for operating activities	(3,821)
Cash flows from investing activities:	
Purchase of furniture and equipment	(961)
Sales of marketable securities	1,066
Net cash from investing activities	105
Cash flows from financing activities:	
None	
Net decrease in cash	(3,716)
Cash at beginning of the year	8,469
Cash at end of the year	$ 4,753
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 5,734

The accompanying notes are an integral part of these financial statements.

OFTRING & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003

NOTE 1- Summary Of Significant Accounting Policies

Organization

The Company is a Massachusetts corporation organized on June 7, 1962. It is 100% owned by Oftring Holdings, LLC.

The Corporation conducts its broker/dealer business with customers through another broker/dealer on a fully disclosed basis. Related commission revenue and expenses are recorded on a settlement date basis.

Marketable Securities

Marketable securities are valued at market, with the resulting difference between cost and market value included in income.

Property and Equipment

Furniture and equipment are recorded at cost. Depreciation is provided utilizing the straight line method over 5 years. For the fiscal year ended June 30, 2003, depreciation expense was $7,256. Capitalized lease equipment are recorded at cost. Amortization is provided utilizing the straight line method over 7 years. For the fiscal year ended June 30, 2003, amortization expense was $2,535.

Income Taxes

Deferred taxes are provided for temporary differences between financial and tax accounting, principally for unrealized gains and losses of marketable securities and other non-deductible expenses, as well as net operating loss carryforwards.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OFTRING & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JUNE 30, 2003

NOTE 2- Fixed Assets

Fixed assets consist of	
Furniture and equipment	$ 92,499
Leased equipment	17,748
	110,247
Less accumulated depreciation and amortization	94,459
	$ 15,788

NOTE 3- Taxes On Income

Taxes on income consist of the following:

	Current	Deferred	Total
Federal	$ 4,928	$ (930)	$ 3,998
State	4,262	(610)	3,652
	$ 9,190	$(1,540)	$ 7,650

There were significant reconciling items between income tax expense attributable to continuing operations for the year, and the amount of income tax expense that would result from applying domestic federal and state statutory rates to pretax income from continuing operations.

Meals and entertainment	$17,708
Depreciation expense	8,529
Other expenses	2,939
	$29,176

NOTE 4- Commitments And Contingent Liabilities

The Company is a tenant at will for its office facility. Rent for the office amounted to $45,000 for the fiscal year ending June 30, 2003. There are two non-cancelable operating leases whose approximate future minimum lease payments are as follows:

2004	10,550
2005	1,933
	$ 12,483

NOTE 5- Concentration Of Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

OFTRING & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JUNE 30, 2003

NOTE 6- Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c-3-1), which require the maintenance of a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $195,267 at June 30, 2003, which exceeded required net capital of $50,000 by $145,267. The ratio of aggregate indebtedness to net capital at June 30, 2003 was .31 to 1.

NOTE 7- Profit Sharing Plan

The Company has a non-contributory defined contribution SEP-IRA plan covering substantially all of its employees. The vesting period for this plan is three years. No contributions will be made to the plan for the year ended June 30, 2003.

NOTE 8- Litigation

The Company is involved in litigation arising in the ordinary course of business. Management does not anticipate any liability resulting from the litigation.

OFTRING & COMPANY, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JUNE 30, 2003

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Oftring & Company, Inc.

We have audited the accompanying financial statements of Oftring & Company, Inc. as of and for the year ended June 30, 2003, and have issued our report thereon dated August 8, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Norwood, Massachusetts
August 8, 2003

SCHEDULE I

OFTRING & COMPANY, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

PURSUANT TO RULE 15c3-1

JUNE 30, 2003

AGGREGATE INDEBTEDNESS:		
Commissions payable	$ 18,000	
Accounts payable, accrued expenses	32,960	
Income taxes payable	10,320	
TOTAL AGGREGATE INDEBTEDNESS	$ 61,280	
NET CAPITAL:		
Common stock		$ 57,000
Additional paid-in capital		50,703
Retained earnings		222,401
Treasury stock		(8,000)
		322,104
ADJUSTMENTS TO NET CAPITAL:		
Prepaid expenses		(9,214)
Advances		(86,896)
Deposits		(2,100)
Furniture & equipment		(15,788)
12b-1 fees		(8,198)
Haircuts		(4,641)
Net Capital, as defined		$ 195,267
NET CAPITAL REQUIREMENT		50,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 145,267
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		31.38%

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of June 30, 2003)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 204,981
Net audit adjustments	(26,151)
Decrease in non-allowables and haircuts	16,437
Net Capital per above	$ 195,267

SCHEDULE II

OFTRING & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2003

Oftring & Company, Inc., is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors
Oftring & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Oftring & Company, Inc., for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Larry D. Liberfarb, PC
Norwood, Massachusetts
August 8, 2003